HARMONY TURBINES, INC.

2021 Report

Dear investors,

This past year was pretty amazing for us. We had a bit of a learning curve which caused us to run low on funding but we got through it and came out stronger in the end. Our positive momentum is growing in leaps and bounds from 2021 into 2022 and especially this past 6 months. We are getting daily calls and emails from larger investors, manufacturing groups, potential employees, future customers and sales/distributions groups.

In each and every case these are great indicators for us that we're moving in the right direction. One of the hardest things for us to do is tell people that we're still in "development mode" and are not taking pre-orders at this time. We have turned down over 1.3 million dollars in requests from customers to place pre-orders over this past year; that's how badly people want our products. We may open up the option for escrow pre-orders soon which will protect both us and our early pre-order customers in the event that our development takes longer than anticipated. This would also give investors a much better perspective on what the demand for our products are even before we're ready for production.

So far none of the deals with manufacturers or investors have been the right fit but it's only a matter of time before we get that solid offer that we need. The frequency in which these offers are being presented to us is an indication that we're definitely moving in the right direction. Our upcoming presentation at the "Invent Penn State Venture and IP Conference" during the end of April 2022 should be a very exciting opportunity for us to finally be in front of a large crowd of potential investors that may have some interesting deals for us.

We need your help!

Now that we have funding once again, we are re-doubling our efforts toward finding the right partners to help us fast-track our overall 400w production kits that will ship worldwide. We are also still looking for a correct partner to help us with the development of our patented, proprietary Harmony Turbines Generator. It's an axial flux, solid core, dual pole generator with our patented variable airgap technology. The universities that have looked at this so far loved it but didn't have the right specific resources to help us with development so we're still looking to find that partner to help us with this development which could save us many months of doing it on our own.

Sincerely,

Marsha Moore

Secretary

Cheryl Moore

Treasurer

Christopher Moore

President / CEO

Our Mission

In 5 years we'd like to have harmony licensed out to dozens of manufacturers around the world producing affordable, quality built Harmony Turbines products for the residential, boating and RV markets. We are looking to penetrate the small business and new home construction markets where our products are built and priced right into the construction from the start. There is further opportunity for us to work with relief organizations and remote power groups for on-site power pods wherever needed.

See our full profile

How did we do this year?

Report Card

A-

The Good

- Successful 2nd Equity Raise of $221k on WeFunder ending 3/19/2022 with just over $100k raised by 12/31/2021.
- Three Project Partnerships with Bucknell, Penn State and Northumbria Universities. All analyzing and evaluating Harmony Turbines.
- Team is growing, added a Design Engineer and Systems Engineer to the team.

The Bad

- 2nd Equity Raise got off to a slow start. Issues with advertising material and project video.
- Funding ran low in between Round 1 and Round 2 so finances were very tight for 6 months.
- Difficulty finding a project partner to help us fast-track our generator development.

2021 At a Glance

January 1 to December 31

$0
Revenue

-$128,593
Net Loss

$629
Short Term Debt

$371,314
Raised in 2021

$159,334
Cash on Hand
As of 04/ 6/22

INCOME | BALANCE | NARRATIVE

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Harmony Turbines, is working to make the most beautiful, safe and affordable residential size wind turbines. Our goal is to become the standard wind turbine model in the global residential marketplace by addressing the deficiencies that are often overlooked with the products currently on the market today.

In 5 years we'd like to have harmony licensed out to dozens of manufacturers around the world producing affordable, quality built Harmony Turbines products for the residential, boating and RV markets. We are looking to penetrate the small business and new home construction markets where our products are built and priced right into the construction from the start. There is further opportunity for us to work with relief organizations and remote power groups for on-site power pods wherever needed.

Given the Company's limited operating history, the Company cannot reliably estimate how much revenue it will receive in the future, if any.

Milestones

Harmony Turbines, Inc. was incorporated in the State of Pennsylvania in August 2020.

Since then, we have:

- 📈Millions of customers need better Wind Power Generation solutions
- 🔑Our 4 Key goals: Convenience, Ease of use, Features and Cost
- 📜2nd Patent just granted on our designs
- 🤝Partnered w/ ProtoCAM (Allentown, PA) for plastic fabrication needs
- 🎓Partnering w/ Engineering Universities for performance validation

Historical Results of Operations

Our company was organized in August 2020 and has limited operations upon which prospective investors may base an evaluation of its performance.

- *Revenues & Gross Margin.* For the period ended December 31, 2021, the Company had revenues of $0 compared to the year ended December 31, 2020, when the Company had revenues of $0. Our gross margin was % in fiscal year 2021, compared to % in 2020.
- *Assets.* As of December 31, 2021, the Company had total assets of $15,620, including $2,655 in cash. As of December 31, 2020, the Company had $51,194 in total assets, including $46,373 in cash.
- *Net Income.* The Company has had net income of $0 and net income of $0 for the fiscal years ended December 31, 2021 and December 31, 2020, respectively.
- *Liabilities.* The Company's liabilities totaled $0 for the fiscal year ended December 31, 2021 and $0 for the fiscal year ended December 31, 2020.

Liquidity & Capital Resources

To-date, the company has been financed with $404,157 in SAFEs.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 12 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 6 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Harmony Turbines, Inc. cash in hand is $159,334, as of April 2022. Over the last three months, revenues have averaged $0/month, cost of goods sold has averaged $0/month, and operational expenses have averaged $1,200/month, for an average burn rate of $1,200 per month. Our intent is to be profitable in 18 months.

Second public funding round on WeFunder completed for $220K; 1kW residential proof of concept prototype built and partly operational; our total videos now number over 120 chronicling our complete project since 2018; we have project partnerships with 3 prestigious Engineering Universities, Penn State, Bucknell & Northumbria Universities; we have been invited to participate in the AIC (Arctic Innovation Competition) mid April; we will be participating in the IPSVIP (Invent Penn State Venture & IP) Conference which is one of the largest funding conference on the east coast at the end of April; we are working to secure $1M in funding now with a 3rd funding round planned for this summer to help fast-track our final pieces of development. We are also working on prototyping our proprietary patented axial flux generator with a variable airgap. Several Universities are working to help us secure partners to assist with that development.

Revenues will likely be very low for the next 12 - 18 months as we're still working through development. Expenses are dependent on our development efforts right now. They will increase even more as we go into low volume production. We are working with manufacturing partners and injection mold partners in the plastics industry as well as various fabrication and machine shops to make the work faster as we move through the development process. Both payroll expenses and inventory (raw material) expenses will increase as we make the transition from R&D into production. Our main thrust right now is completing the 400w home turbine kits that will be able to be shipped worldwide.

No we're not profitable right now. We are currently seeking about $1M USD in funding to help move more rapidly through the final development of our 400w kits. This would enable us to hire some engineers and fabricators as well as purchase necessary supplies and create several iterative versions of our 400w kits. Moving into low volume production from that point should be fairly straightforward.

Now that we have a fully outfitted fabrication and machine shop, plus university partnerships and manufacturing partnerships; we will be able to focus on finalizing our 400w kits. We have to work on the injection mold process and furling mechanisms as well as water-proofing our kits. The biggest item we need to fast-track development on is our special axial flux generator design. Finding a partner here would go a long way to speeding this process up so we're working on that with all due diligence. Most of our partners are agreeing to work with us in

exchange for some equity in Harmony Turbines and this is saving us from having to commit large portions of funding to paying for these partners. At this point we are just being very careful with the funds we have and constantly working to secure more with another funding round that's already in the planning stages.

Any projections in the above narrative are forward-looking and not guaranteed.

Net Margin: -Inf% **Gross Margin: NaN%** **Return on Assets: -823%** **Earnings per Share: -$12,859.30**

Revenue per Employee: $0 **Cash to Assets: 17%** **Revenue to Receivables: ~** **Debt Ratio: 100%**

Signed_Report_-_Apr_4_2022_-_Harmony_Turbines__INC._-_Independent_Accountant_Review_Report.pdf

2020_Harmony_Turbines_Inc_Final_Review_Report.pdf

We ❤ Our 689 Investors

Thank You For Believing In Us

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Thank You!

From the Harmony Turbines, Inc. Team





Christopher Moore
President / CEO



Cheryl Moore
Treasurer
20+ years office, Human Resources and IT and analytics experience. Masters Degree in Information Systems, with a Bachelors Degree in Human Resources Management.



Marsha Moore
Secretary
30+ years as an executive secretary for various organizations. Task oriented, responsible and driven.



Robert HADFIELD
Strategic & Business Development Advocate
Executive Management, Global and Domestic Strategic Planning, Product Development, New Business Development, International Sales and Marketing, and Forming Strategic Alliances.



Joshua Hoffman
Fabrication and Assembly
Josh is an all around hard worker and great guy who loves to GET IT DONE. He is good with hand tools and a quick learner. He was instrumental in finishing our early shop buildout and initial fabrication work for the 1kW prototype.



Roger Beltrame
Fabrication and Assembly
Uncle Roger as he is affectionately known, came from Upper Michigan to assist in the launch of Harmony Turbines. He has spent his entire life as a mechanic with many skills to assist in early prototype and fabrication work. Great hands-on guy!



Robert Jonasar
Design Engineer
Robert started his first (and only) job, as a fresh faced 20y old back in 1984 as a wireman. Over the years he has done production, product development and customer support. In the last 15 years he has been doing CAD design for various customers.



Bryant Beeler
Systems Engineer
Bryant likes to maximize impact by leveraging natural talents as a visionary, strategic leader, complex problems solver, systems engineer, and big picture thinker in order to create value, eliminate waste, and optimize pre-existing value streams.



Ezra Smith
Intern - Machining and fabrication
As a mechanical engineering student with a background in robotics, Ezra has been working to both expand and apply his knowledge of manufacturing and industrial practices. Of note is his work with the CNC machines at Harmony Turbines.



Benjamin Bistline
Intern - Integrated systems
With a background in programming robotic systems, Ben quickly took interest in the control systems responsible for optimizing and protecting our turbines.



Noah Bistline
Intern - Machining and fabrication
Within his first few months of interning at Harmony Turbines, Noah was comfortable with the digital and tangible tool library that is responsible for machining beautiful parts necessary to operations.

Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
Christopher Moore	President / CEO @ Harmony Turbines, Inc.	2020

Officers

OFFICER	TITLE	JOINED
Marsha Moore	Secretary	2020
Christopher Moore	President	2020
Cheryl Moore	Treasurer	2020

Voting Power

HOLDER	SECURITIES HELD	VOTING POWER
Christopher Moore	10,000,000 Common Stock	100.0%

Past Equity Fundraises

DATE	AMOUNT	SECURITY	EXEMPTION
03/2021	$185,657	Safe	Regulation Crowdfunding
03/2021	$185,657		4(a)(6)
03/2022	$218,700		4(a)(6)

The use of proceeds is to fund general operations.

Outstanding Debts

None.

Related Party Transactions

None.

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS
Preferred Stock	10,000,000	0	No
Common Stock	19,000,000	10,000,000	Yes

	SECURITIES RESERVED FOR ISSUANCE UPON EXERCISE OR CONVERSION
Warrants:	0
Options:	0

Risks

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Because of Covid-19 there are unforeseen circumstances that could arise, such as but not limited to; a mass number of people being unemployed with little to no income which would affect sales.

Because Harmony VAWT will be a brand new type of Wind Turbine without a normal braking system, townships may resist acceptance of our designs at first, resulting in extra problems for customers and negatively affecting our sales revenues.

Competitors could begin copying our designs with inferior products giving Harmony Turbines a bad name by association. Although this would be patent infringement on their part, it does happen, it would result in messy litigation that could ultimately prove to be the downfall of the company.

The costs of producing Harmony VAWT units could be higher than anticipated resulting in the prices of our products being above acceptable ranges for customers generating poor sales revenues.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

The performance of our Harmony VAWT designs could be lower than anticipated which would result in less demand for our products ultimately resulting in poor sales revenues.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor. For example, the shareholders may change the terms of the articles of incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the

Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor;
- as part of an offering registered with the U.S. Securities and Exchange Commission; or
- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a SAFE is determined by the investor, and we do not guarantee that the SAFE will be converted into any particular number of shares of Preferred Stock . As discussed in Question 13, when we engage in an offering of equity interests involving Preferred Stock , Investors may receive a number of shares of Preferred Stock calculated as either (i) the total value of the Investor's investment, divided by the price of the Preferred Stock being issued to new Investors, or (ii) if the valuation for the company is more than the Valuation Cap, the amount invested divided by the quotient of (a) the Valuation Cap divided by (b) the total amount of the Company's capitalization at that time. Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the Preferred Stock that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our board of directors . Among the factors we may consider in determining the price of Preferred Stock are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. In the future, we will perform valuations of our stock (including both common stock and Preferred Stock) that take into account, as applicable, factors such as the following:

- unrelated third party valuations;
- the price at which we sell other securities in light of the relative rights, preferences and privileges of those securities;
- our results of operations, financial position and capital resources;
- current business conditions and projections;
- the marketability or lack thereof of the securities;
- the hiring of key personnel and the experience of our management;
- the introduction of new products;
- the risk inherent in the development and expansion of our products;
- our stage of development and material risks related to our business;
- the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
- industry trends and competitive environment;
- trends in consumer spending, including consumer confidence;
- overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
- the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

Harmony Turbines, Inc.

- Pennsylvania Corporation
- Organized August 2020
- 1 employees

120 N25th Street
Suite 200
Lebanon PA 17042

http://HarmonyTurbines.com

Business Description

Refer to the Harmony Turbines, Inc. profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

Harmony Turbines, Inc. is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.